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                                                                    Exhibit 99.2

                                    Form of

                          Offer to Repurchase Options

________, 2001

Dear Option Holder of Riverstone Networks, Inc.:

     Riverstone Networks, Inc. ("Riverstone"), is offering to repurchase (the "Rescission Offer"), upon the terms and conditions set forth in the enclosed prospectus dated ________, 2001 (the "Prospectus"), this Offer to Repurchase Options and the Letter of Transmittal (the "Letter of Transmittal"), options to purchase shares of our common stock granted under our 2000 Equity Incentive Plan prior to February 22, 2001 to persons residing in California at the time of grant (the "Options").

     Enclosed is a copy of each of the following documents:

     1.    The Prospectus.

     2. A Letter of Transmittal for your use in connection with the Rescission Offer.

     3. A return envelope addressed to Mellon Investor Services for deliveries by mail. If you wish to deliver the Letter of Transmittal by overnight carrier or hand delivery, the alternate addresses provided on the Letter of Transmittal must be used. The method of delivery is at the option and the risk of the holder of the option. Delivery will be deemed effective only when received. If the Letter of Transmittal and option certificates are sent by mail, registered mail with return receipt requested and properly insured is suggested.

     Additional copies of the enclosed materials may be obtained from Mellon Investor Services by calling (800) 550-8475.

     If you wish to have us repurchase any or all of your Options, please so instruct us by completing, detaching and returning the Letter of Transmittal enclosed herewith together with the certificates evidencing the Options with respect to which you wish to accept the Rescission Offer. Alternatively, if you choose to reject the Rescission Offer, please so indicate on the Letter of Transmittal.

    Your attention is directed to the following:

     1. If you wish to accept the Rescission Offer in whole or part, the Letter of Transmittal must be completed, signed, and submitted to Mellon Investor Services, by registered or certified mail, overnight carrier or hand delivery at the appropriate address listed below, and received no later than 2:00 p.m. Santa Clara, California time on _______, 2001 (the "Expiration Date").

By Registered or Certified Mail         By Hand Delivery:                   By Overnight Carrier

Post Office Box 3301                    120 Broadway, 13th Floor            85 Challenger Road, Mail Drop-Reorg
South Hackensack, NJ 07606              New York, NY 10271                  Ridgefield Park, NJ 07660
Attn: Reorganization Department         Attn: Reorganization Department     Attn: Reorganization Department

If your Letter of Transmittal is not received before 2:00 p.m. Santa Clara, California time on the Expiration Date, you will be deemed to have rejected the Rescission Offer in full. At any time prior to 2:00 p.m. Santa Clara, California time on the Expiration Date you may change your decision about the acceptance or rejection of our Rescission Offer by (i) sending a letter of withdrawal to Mellon Investor Services that is received prior to 2:00 p.m. Santa Clara, California time on the Expiration Date which clearly specifies your name, the grant date, the exercise price and number of underlying shares of the Options to be withdrawn or (ii) by completing and submitting a new Letter of Transmittal that is received by Mellon Investor Services prior to 2:00 p.m. Santa Clara, California time on the Expiration Date. Any subsequent Letter of Transmittal received prior to 2:00 p.m. Santa Clara, California time on the Expiration Date will be deemed to replace in full any previously received Letter of Transmittal. If you wish to receive additional copies of the Letter of Transmittal, please contact Mellon Investor Services at 1-800-550-8475.
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2.  If you accept the Rescission Offer as to any Option, Riverstone will repurchase such Option from you effective as of the Expiration Date at a price equal to 20% of the Option exercise price per share multiplied by the number of shares subject to such Option, plus interest at the rate of 10% per year from the date of grant until the expiration of the Rescission Offer. For example, if you had been granted an option to purchase 10,000 shares of common stock with an exercise price of $3.50 on July 2, 2000, and the rescission offer period expired on July 1, 2001, if you wished to rescind your option, you would receive, subject to applicable taxes and tax withholding requirements, $7,700, representing a payment of $7,000 for the rescinded option and $700 of interest. Payment for Options as to which the Rescission Offer is accepted will be made within fifteen business days of the Expiration Date.

3. You may accept the Rescission Offer in part to the extent you have received multiple option grants each represented by individual option certificates. If you accept our Rescission Offer as to a particular grant represented by an option certificate, you must accept the Rescission Offer in whole as to that grant.

4. All questions as to the validity, form, eligibility (including time of receipt), acceptance, rejection and withdrawal of an acceptance or rejection of the Rescission Offer will be determined by Riverstone in its sole discretion, which determination will be final and binding. Riverstone reserves the absolute right to reject any and all Rescission Offer acceptances not properly submitted. Riverstone also reserves the absolute right to waive any irregularities or conditions of the acceptance of the Rescission Offer. Riverstone's interpretation of the terms and conditions of the Rescission Offer will be final and binding on all parties. Unless waived, any defects or irregularities in connection with acceptances of the Rescission Offer must be cured within such time as Riverstone shall determine. Neither Riverstone, Mellon Investor Services, nor any other person shall be under any duty to give notification of defects or irregularities with respect to acceptances of the Rescission Offer, nor shall any of them incur any liability for failure to give such notification. An acceptance of the Rescission Offer with respect to an Option will not be deemed to have been made until such defects or irregularities have been cured or waived. Any certificates representing Options received by Mellon Investor Services with respect to which the Recission Offer is not properly accepted and as to which the defects or irregularities have not been cured or waived will be returned without cost to the applicable offeree as soon as practicable following the Expiration Date. Riverstone reserves the absolute right to amend, waive or modify specified conditions in the Rescission Offer in the case of any Options.

5. Any offeree whose option certificates have been mutilated, lost, stolen or destroyed should contact Mellon Investor Services at 1-800-550-8475 for further instruction. Questions and requests for assistance and requests for additional copies of the Prospectus or this Letter of Transmittal may be directed to Mellon Investor Services at 1-800-550-8475.

     Neither Riverstone nor its officers or directors may make any recommendations to you with respect to the Rescission Offer. Please read carefully the Prospectus, the Letter of Transmittal and the other enclosed materials relating to the Rescission Offer. You are urged to consult your financial, tax or other professional advisors. Holders of Options are asked to respond promptly by completing and returning the Letter of Transmittal, and all other required documentation, to Mellon Investor Services, the Depositary and Information Agent for the Rescission Offer, as instructed herein and in the Letter of Transmittal. The Rescission Offer will expire at 2:00 p.m. Santa Clara, California time, on __________, 2001. If you have any questions regarding the terms of the Rescission Offer, please call Mellon Investor Services at 1-800-550-8475.

     The Rescission Offer is not being made to holders of options except as provided in the Prospectus, this Offer to Repurchase Options and the Letter of Transmittal. The Rescission Offer is not being made in any jurisdiction in which the making of the Rescission Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction or would otherwise not be in compliance with any provision of any applicable securities law.

                                             ------------------------
                                             Robert Stanton
                                             Chief Financial Officer